Exhibit 4.4

SUMMARY OF THE AMENDMENT TO THE IRREVOCABLE

GUARANTY TRUST AGREEMENT NO. F/00756

In connection with the execution of the Amendment Agreement with regard to the Credit Agreement dated August 2010, GCS also entered into certain amendment agreements with regard to the ancillary agreement referred to hereinbelow. The following is a summary of the principal terms and conditions of:

The Amendment Agreement with regard to Irrevocable Guaranty Trust Agreement No. F/00756, dated August 10, 2011, among (i) Grupo Casa Saba, S.A.B. de C.V., Casa Saba, S.A. de C.V., Inmuebles Visosil, S.A. de C.V. Distribuidora Citem, S.A. de C.V. and Transportes Marproa, S.A. de C.V., as settlors; (ii) Última del Golfo, S.A. de C.V., Capa, S.A. de C.V., Alta del Centro, S.A. de C.V., Solo, S.A. de C.V., Estrella del Pacífico, S.A. de C.V., Medicamentos Doctorgen, S.A. de C.V., Inmuebles Visosil, S.A. de C.V., Drogueros, S.A. de C.V., Daltem Provee Nacional, S.A. de C.V., Casa Saba, S.A. de C.V., Farmacias ABC, S.A. de C.V., Publicaciones Citem, S.A. de C.V., Daltem Provee Norte, S.A. de C.V., Centennial, S.A. de C.V. and Controladora Casa Saba, S.A. de C.V., as issuers; (iii) The Bank of New York Mellon, S.A., Institución de Banca Múltiple, as trustee; and (iv) HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, Trust Division, as beneficiary (the “Amendment to Trust No. F/00756”).

Amended Trust Agreement No. F/00756

The definitions of Credit Agreement and Promissory Notes contained in the Trust Agreement were amended as follows:

“Credit Agreement” shall mean the Credit Agreement dated August 30, 2010, among the Borrower, the Co-Obligors, the Lenders, the Beneficiary, as Mexican Collateral Agent, and HSBC Bank (Chile), as Chilean Collateral Agent, as fully amended and restated by the Amendment Agreement with regard to the Credit Agreement, dated August 10, 2011, among the Borrower, the Co-Obligors, the Lenders, the Beneficiary, as Mexican Collateral Agent, and HSBC Bank (Chile), as Chilean Collateral Agent, by means of which the Lenders have agreed to make available to the Borrower (i) Tranche 1, in the amount of Ps.3,939,167,424.45 (three billion nine hundred thirty-nine million one hundred sixty-seven thousand four hundred twenty-four pesos 45/100), of which Ps.$994,500,000.00 (nine hundred ninety-four million five hundred thousand pesos 00/100) will be funded by Banorte and Ps.2,944,667,424.45 (two billion nine hundred forty-four million six hundred sixty-seven thousand four hundred twenty-four pesos 45/100) will be funded by HSBC México; and (ii) Tranche 2, in the amount of Ps.3,784,690,270.55 (three billion seven hundred eighty-four million six hundred ninety thousand two hundred seventy pesos 55/100), of which Ps.955,500,000.00 (nine hundred fifty-five million five hundred thousand pesos 00/100) will be funded by Banorte and Ps.2,829,190,270.55 (two billion eight hundred twenty-nine million one hundred ninety thousand two hundred seventy pesos 55/100) will be funded by HSBC México; as hereinafter amended from time to time.

“Promissory Notes” shall mean the promissory notes to be executed by the Borrower and guaranteed by the Co-Obligors, each in an amount equal to the portion of Tranche 1 and Tranche 2 funded by each Lender, substantially in the form of Exhibit 1 to the Credit Agreement.

In addition, articles Three, Four and Twenty-Eight of the Trust Agreement were amended as follows:

“THREE. Purposes. The purposes of the trust created pursuant hereto, and the obligations of the Trustee hereunder, shall be as follows:

[…]

(i) for the Trustee to receive all such amounts as the Borrower may forward to it from time to time for purposes of the creation of the Debt Service Reserve Fund;

(j) for the Trustee to establish and manage the Debt Service Reserve Fund and disburse the funds allocated thereto in accordance with the provisions hereof.”

“FOUR. Trust Estate.

[…]

(i) the amounts allocated to the Debt Service Reserve Fund, and all interest accrued thereby.”

“TWENTY-EIGHT. Debt Service Reserve Fund. The Trustee shall open and maintain with HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC, or with such other banking institution as the Borrower may designate with the Beneficiary’s consent, an account for purposes of the creation of a debt service reserve fund (the “Debt Service Reserve Fund”) and the receipt of all amounts forwarded to it by the Borrower, until the amount deposited in such account shall be equal to the aggregate amount of the next three (3) scheduled monthly installments of principal pursuant to the Credit Agreement, plus all interest accrued during the relevant Interest Period, multiplied by three (3), as of the relevant determination date (the “Debt Service Reserve Fund Target Amount”),in accordance with paragraph (f) of Article Eleven of the Credit Agreement.

In the event of the Borrower’s failure to pay to the Lenders any principal or interest in accordance with the provisions of the Credit Agreement, the Beneficiary, upon receipt of instructions to such effect from the Lenders, may instruct the Trustee to transfer to the Lenders, out of the funds then allocated to the Debt Service Reserve Fund, the amount of principal and interest not paid in accordance with the Credit Agreement. Such instructions shall indicate the amount to be transferred to each Lender and contain the necessary information as to the bank accounts to which such funds must be transferred. Such transfer shall be made by the Trustee on the first Business Day following the receipt of the aforementioned instructions from the Beneficiary.”

(e)          As a result of the above, the parties hereby agree that effective as of the date of execution of this Agreement, (i) any and all references to the “Credit Agreement” and the “Promissory Notes”, in the Trust Agreement, shall refer to the Credit Agreement and the Promissory Notes, as defined in paragraphs (a) and (b) of this Article One, and (ii) any and all references to “this Agreement”, “herein” or other similar words used to refer to the Trust Agreement, shall mean and shall be deemed to refer to the Trust Agreement, as hereby amended.

Reaffirmation of the Terms of the Trust Agreement; No Novation.

The parties agreed that the above were the only amendments to, and reaffirmed and confirmed each and all of the remaining terms and conditions of the Trust Agreement, which shall remain in full force and effect in accordance therewith. The parties further agreed that the Trust Agreement, as amended by the foregoing Agreement, contains their entire and final agreement with respect to the subject matter thereof; and that the execution of this Agreement does not constitute (i) a novation of their respective obligations under the Trust Agreement or (ii) a novation, modification or settlement of the obligations secured by the Trust Agreement.

Governing Law and Jurisdiction.

This Agreement shall be governed by and construed in accordance with the laws of Mexico. The parties irrevocably submit to the jurisdiction of the competent courts sitting in Mexico City, Federal District, for purposes of any action or proceeding relating to this Agreement, and hereby waive any other jurisdiction to which they may be now or hereafter entitled by reason of their present or future addresses.